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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D


                            AVONDALE INDUSTRIES, INC.
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    054350103
                         ------------------------------
                                 (CUSIP Number)


                              JOHN E. PRESTON, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             LITTON INDUSTRIES, INC.
                             21240 BURBANK BOULEVARD
                            WOODLAND HILLS, CA 91367
                                 (818) 598-5000
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 3, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_].

                         (Continued on following pages)
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    CUSIP NO. 538021106

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Litton Industries, Inc.
         IRS # 95-1775499
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)      [ ]
                                                                 (b)      [ ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS                                               WC, BK
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------- ------ -----------------------------------------------------
    Number of         7.   SOLE VOTING POWER
      Shares                    1,312,000 shares of common stock*
                    ------ -----------------------------------------------------
   Beneficially       8.   SHARED VOTING POWER
     Owned By                   0
                    ------ -----------------------------------------------------
       Each           9.   SOLE DISPOSITIVE POWER
    Reporting                   1,312,000 shares of common stock*
                    ------ -----------------------------------------------------
   Person With       10.   SHARED DISPOSITIVE POWER
                                0
------------------- ------ -----------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,312,000*
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0% of number of shares of common stock**
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14.      TYPE OF REPORTING PERSON
         CO
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* Represents the total number of shares of common stock that may be purchased pursuant to an option granted by the Issuer as reported in this statement. Such option is not currently exercisable and the Reporting Person does not have the right to vote or dispose of the shares of common stock subject to the option. The Reporting Person disclaims beneficial ownership of all such shares.

** Calculated as follows: 1,312,000 (the number of shares issuable upon exercise of the option covered by this statement) divided by the sum of 1,312,000 plus 13,260,867 (the number of shares of Issuer common stock reported as outstanding on March 31, 1999).


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ITEM 1.  SECURITY AND ISSUER.


         This statement relates to the common stock, par value $1.00 per share ("Company Common Stock"), of Avondale Industries, Inc., a Louisiana corporation (the "Company"). The principal executive offices of the Company are located at 5100 River Road, Avondale, Louisiana 70094.



ITEM 2.  IDENTITY AND BACKGROUND.


         This statement is being filed by Litton Industries, Inc., a Delaware corporation ("Parent"). The address of the principal business and principal offices of Parent is 21240 Burbank Boulevard, Woodland Hills, California 91367. Parent is a leader in worldwide technology markets for advanced electronic, defense, and information systems, and is a designer and builder of surface combatant ships for the U.S. Navy and allied nations.

         The names of the directors and executive officers of Parent, their citizenship and present principal occupations or employment are set forth on
Schedule I hereto, which Schedule is incorporated herein by reference. Neither Parent nor, to the best of Parent's knowledge, any of the persons named on
Schedule I has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         If the Option (as defined below) were exercisable and Parent were to exercise the Option on the date of this Schedule 13D, the funds required to purchase the shares of Company Common Stock issuable upon exercise of the Option would be $51,824,000. If Parent were to exercise the Option in full, it currently anticipates that the funds necessary to pay the exercise price would be provided, in part, from Parent's working capital and the balance would be obtained through bank borrowings from one or more banks which have not been identified. The Option is also exercisable under a "cash-out right" which would allow Parent to obtain the financial value of the Option without the expenditure of funds.



ITEM 4.  PURPOSE OF TRANSACTION.

         On June 3, 1999, Parent, ATL Acquisition Corporation, a Louisiana corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of such date. Pursuant to the terms of the Merger Agreement, Sub will be merged with and into the Company (the "Merger"), with the Company surviving (the "Surviving Corporation") as a wholly owned subsidiary of Parent. At the Effective Time, each outstanding share of Company Common Stock will be converted into the right to receive $39.50 in cash. Upon consummation of the Merger, the Company Common Stock will be delisted from trading on The Nasdaq National Market, on which it currently trades under the symbol "AVDL."

         Concurrently with and as an inducement and condition to Parent's entering into the Merger Agreement, Parent and the Company entered into a stock option agreement (the

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"Company Stock Option Agreement") pursuant to which the Company granted Parent the option (the "Option") to purchase up to 1,312,000 shares of Company Common Stock (or such greater number as equals 9.9% of the then-outstanding shares of Company Common Stock), at a purchase price of $39.50 per share.

         Under the terms of the Company Stock Option Agreement, the Option is exercisable only after a termination of the Merger Agreement in connection with which Parent is or may be entitled to a termination fee pursuant to the terms of the Merger Agreement. The Company Stock Option Agreement provides that the Notional Total Option Profit (as defined in such agreement) that Parent may realize from the option granted pursuant thereto may not exceed $14,000,000. All references to the Company Stock Option Agreement are qualified in their entirety by the full text of such agreement, which is filed herewith as Exhibit 2 and incorporated by reference herein.

         In accordance with the terms of the Merger Agreement, Parent reimbursed the Company for the full amount of a $15,000,000 termination fee paid by the Company to Newport News Shipbuilding, Inc., a Delaware corporation ("Newport News"), in connection with the termination of the merger agreement, dated as of January 19, 1999, among the Company, Newport News and a subsidiary of Newport News. Parent also agreed to pay to Newport News, on behalf of the Company, any cash amounts that become payable to Newport News pursuant to a stock option agreement, dated as of January 19, 1999, between the Company and Newport News (the "Newport News Option Agreement"), not to exceed $14,000,000 in the aggregate.

         On June 3, 1999, Newport News notified the Company of its intention to exercise a cash-out right under the Newport News Option Agreement. Pursuant to this exercise, the amount of $5,248,000 became payable to Newport News by the Company, and pursuant to the Merger Agreement, Parent made such payment (which was in full satisfaction of all of the Company's obligations under the Newport News Option Agreement) to Newport News on the Company's behalf on June 8, 1999.

         Consummation of the Merger is subject to the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement, including, among other things, (i) approval by shareholders of the Company, (ii) obtaining certain regulatory approvals and (iii) other customary closing conditions. The consummation of the Merger is expected to occur in the third quarter of calendar year 1999.

         Pursuant to the Merger, the directors of Sub immediately prior to the time at which a certificate of merger is filed with the Secretary of State of Louisiana (the "Effective Time") shall be the directors of the Surviving Corporation until the earlier of their resignation or removal, or until their respective successors are duly elected or appointed and qualified. The officers of the Company immediately prior to the Effective Time shall continue as officers of the Surviving Corporation until the earlier of their resignation or removal, or until their respective successors are duly elected or appointed and qualified.





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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         A total of 1,312,000 shares of Company Common Stock may be purchased by Parent upon the exercise of the Option, which would represent approximately 9.0% of the shares of Company Common Stock outstanding upon exercise of the Option (based on the sum of the number of shares of Company Common Stock outstanding and the number of shares of Company Common Stock issuable pursuant to the Option). The Option is not currently exercisable and Parent has no right to vote or dispose of the shares of Company Common Stock subject to the Option. Accordingly, Parent expressly disclaims beneficial ownership of all such shares.

         Except as described herein, neither Parent nor, to the best of Parent's knowledge, any other person referred to in Schedule I, beneficially owns or has acquired or disposed of any shares of Company Common Stock during the past 60 days. If Parent were to exercise the Option, it would have sole power to vote and, subject to the terms of the Company Stock Option Agreement, sole power to direct the disposition of the shares of Company Common Stock issuable pursuant to the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 4 and Item 5 of this Schedule 13D, neither Parent nor, to the best of its knowledge, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.


1. Agreement and Plan of Merger, dated as of June 3, 1999, among Litton Industries, Inc., ATL Acquisition Corporation and Avondale Industries, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Litton Industries, Inc. filed on June 11, 1999).

2. Company Stock Option Agreement, dated as of June 3, 1999, between Litton Industries, Inc. and Avondale Industries, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Litton Industries, Inc. filed on June 11, 1999).


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1999


                                        By: /s/ John E. Preston
                                           -------------------------------------
                                             Name:  John E. Preston
                                             Title: Senior Vice President and
                                                    General Counsel



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                                  EXHIBIT INDEX


Exhibit No.                     Description

Exhibit 1 Agreement and Plan of Merger, dated as of June 3, 1999, among Litton Industries, Inc., ATL Acquisition Corporation, and Avondale Industries, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Litton Industries, Inc. filed on June 11, 1999.)

Exhibit 2 Company Stock Option Agreement, dated as of June 3, 1999, between Avondale Industries, Inc. and Litton Industries, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Litton Industries, Inc. filed on June 11, 1999.)




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                                                            SCHEDULE 1


           DIRECTORS AND EXECUTIVE OFFICERS OF LITTON INDUSTRIES, INC.



The names, present principal occupations and business addresses of the directors and executive officers of Litton Industries, Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


ITEM 1    DIRECTORS

Alton J. Brann            Chairman and Chief Executive Officer of UNOVA, Inc.
                          21900 Burbank Boulevard, Woodland Hills, CA  91367

Michael R. Brown          Chairman, President and Chief Executive Officer of
                          Litton Industries, Inc.
                          21240 Burbank Boulevard, Woodland Hills, CA 91367

Joseph T. Casey           Retired Vice Chairman and Chief Financial Officer of
                          Western Atlas Inc.
                          21240 Burbank Boulevard, Woodland Hills, CA  91367

Carol B. Hallett          President and Chief Executive Officer of Air Transport
                          Association of America
                          1301 Pennsylvania Avenue, N.W., Washington, DC 20004

Orion L. Hoch             Chairman Emeritus of Litton Industries, Inc.
                          21240 Burbank Boulevard, Woodland Hills, CA 91367

David E. Jeremiah         President and Chief Executive Officer of Technology
                          Strategies & Alliances
                          5242 Lyngate Court, Burke, VA  22015

John M. Leonis            Chairman Emeritus of Litton Industries, Inc.
                          21240 Burbank Boulevard, Woodland Hills, CA 91367

William P. Sommers        Retired President and Chief Executive Officer of SRI
                          International
                          21240 Burbank Boulevard, Woodland Hills, CA 91367

C. B. Thornton, Jr.       President of Thornton Corporation
                          523 West Sixth Street, Suite 636,
                          Los Angeles, CA 90014
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ITEM 2            EXECUTIVE OFFICERS

The business address of each of the following executive officers is 21240 Burbank Boulevard, Woodland Hills, CA 91637.

Michael R. Brown            Chairman, President and Chief Executive Officer

Harry Halamandaris          Executive Vice President and Chief Operating Officer

Michael D. Steuert          Senior Vice President and Chief Financial Officer

John E. Preston             Senior Vice President and General Counsel

Larry A. Frame              Senior Vice President

Donald A. Lepore            Senior Vice President

Alden V. Munson             Senior Vice President

Gerald J. St. Pe            Senior Vice President

Timothy J. Paulson          Vice President and Treasurer

Carol A. Wiesner            Vice President and Controller